SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-3
                                 (Rule 13e-100)


                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934


                    SOUTHERN SECURITY LIFE INSURANCE COMPANY
                             (Name of the Affiliate)


                    SOUTHERN SECURITY LIFE INSURANCE COMPANY
                     SECURITY NATIONAL FINANCIAL CORPORATION
                    SECURITY NATIONAL LIFE INSURANCE COMPANY
                              SSLIC HOLDING COMPANY
                       (Names of Persons Filing Statement)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   843805 10 2
                      (Cusip Number of Class of Securities)

Scott M. Quist                                           Randall A. Mackey, Esq.
President and Chief Operating Officer             Mackey Price Thompson & Ostler
Security National Financial Corporation                    350 American Plaza II
5300 South 360 West, Suite 250                                 57 West 200 South
Salt Lake City, UT 84123                           Salt Lake City, UT 84101-3663
(801) 264-1060                                                    (801) 575-5000

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

This statement is filed in connection with (check the appropriate box):

[x]       a. The filing of solicitation materials or an information statement subject to Regulation 14 A, regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]       b. The filing of a registration statement under the Securities Act of
             1933.

[ ]       c. A tender offer.

[ ]       d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

     Transaction valuation:   $1,884,733*         Amount of filing fee: $238.80

*Calculated solely for the purpose of determining the filing fee, based upon the purchase price of $3.84 per share for the common stock to be purchased from the stockholders of Southern Security Life Insurance Company, multiplied by 490,816 shares, the maximum number of shares to be purchased in the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

                                 SCHEDULE 13E-3

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") being filed with the Securities and Exchange Commission (the "SEC"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) Southern Security Life Insurance Company, a Florida corporation, (ii) Security National Financial Corporation, a Utah corporation, (iii) Security National Life Insurance Company, a Utah corporation, and (iv) SSLIC Holding Company, a Utah corporation. Southern Security Life Insurance Company, Security National Financial Corporation,
Security National Life Insurance Company, and SSLIC Holding Company are collectively referred to as the "Filing Persons" of this Transaction Statement.

         This Transaction Statement relates to the Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization"), dated as of August 25, 2004, by and among Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company. If the Agreement and Plan of Reorganization is adopted by the stockholders of Southern Security Life Insurance Company and the other conditions at closing of the merger (as defined below) are satisfied or waived, SSLIC Holding Company will merge with and into Southern Security Life Insurance Company, with Southern Security Life Insurance Company continuing as the surviving corporation. As a result of the merger, Southern Security Life Insurance Company will be a wholly-owned subsidiary of Security National Life Insurance Company.

         In the merger, each share of common stock of Southern Security Life Insurance Company issued and outstanding prior to the effective time of the merger (except for shares of common stock held by Security National Life Insurance Company and SSLIC Holding Company, representing 76.7% of the outstanding common shares of Southern Security Life Insurance Company) will be automatically canceled and converted into the right to receive cash in the amount equal to $3.84 per share.

         In connection with this Transaction Statement, Southern Security Life Insurance Company has filed with the SEC a preliminary proxy statement (the
"Preliminary Proxy Statement") under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors of Southern Security Life Insurance Company is soliciting proxies from its stockholders in regards to the merger. A copy of the Preliminary Proxy Statement is attached hereto as Exhibit (a)(2). A copy of the Agreement and Plan of Reorganization is attached hereto as Exhibit
(d). As of the date hereof, the Preliminary Proxy Statement is in preliminary form and subject to completion or amendment.

         Pursuant to General Instruction F to Schedule 13E-3, the information in the Preliminary Proxy Statement including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item therein are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement.

Item 1.  Summary Term Sheet.

         This Summary Term Sheet highlights selected information contained in the Preliminary Proxy Statement and may not contain all of the information that is important to you. You are urged to read the entire Preliminary Proxy Statement carefully, including the appendices. In addition, we incorporate by reference important business and financial information about us into the Preliminary Proxy Statement. In the proxy statement, the terms "we," "us," and "our" refer to Southern Security Life Insurance Company.


Purpose of Stockholder Vote:       You are  asked to  consider  and vote  upon a
                                   proposal to adopt the  Agreement  and Plan of
                                   Reorganization,  dated as of August 25, 2004,
                                   by and among Security National Life Insurance
                                   Company,  SSLIC Holding  Company and Southern
                                   Security  Life  Insurance  Company,  which is
                                   referred   to  in   the   Preliminary   Proxy
                                   Statement as the "Agreement and Plan of Reorganization." Pursuant to the Agreement and Plan of Reorganization, SSLIC Holding
                                   Company will be merged with and into Southern
                                   Security Life Insurance Company, and Southern
                                   Security Life Insurance Company will be the surviving corporation. Following the merger,
                                   Security National Life Insurance Company will own all of the issued and outstanding capital stock of Southern Security Life Insurance
                                   Company.

Parties involved in the            Southern Security Life Insurance Company is a
Proposed Transaction               Florida  domiciled  insurance  company.   Its
                                   shares of common stock are publicly  held and
                                   traded  on  the   Nasdaq   SmallCap   Market.
                                   Security National Financial  Corporation is a
                                   Utah  corporation.  Its  shares  of  Class  A
                                   common stock are publicly  held and currently
                                   traded on the Nasdaq Stock  Market.  Security
                                   National  Life  Insurance  Company  is a Utah
                                   domiciled    insurance    company    and    a
                                   wholly-owned  subsidiary of Security National

                                   Financial Corporation. SSLIC Holding Company is a Utah corporation and a wholly-owned subsidiary of Security National Life Insurance Company. Security National Life Insurance Company and SSLIC Holding Company currently own 76.7% of the outstanding common shares of Southern Security Life Insurance Company.

                                   Under a possible interpretation of the rules governing "going private" transactions, Security National Financial Corporation, Security National Life Insurance Company, and SSLIC Holding Company may be deemed to be affiliates of Southern Security Life Insurance Company with respect to the merger. Therefore, each of these entities has been included as a filing person on the Schedule 13E-3 filed in connection with the merger.
                                   Schedule 13E-3 requires that the filing persons provide additional information to the information that would otherwise be required under the federal laws governing proxy solicitations, including information regarding such parties' views as to the fairness of the merger to the unaffiliated stockholders of Southern Security Life Insurance Company.

Effect of the Merger on Our        Upon  completion  of the merger,  each issued
Outstanding Common Stock           and  outstanding  share  of  common  stock of
                                   Southern   Security  Life  Insurance  Company
                                   (except for shares of common stock held by Security National Life Insurance Company and
                                   SSLIC Holding Company) will be converted into the right to receive $3.84 in cash.

Annual Meeting                     The stockholders  vote will take place at the
                                   annual meeting of our stockholders to be held on November __, 2004 at 755 Rinehart Road,
                                   Lake Mary, Florida, at 10:00 a.m. local time.

Record Date                        You  are  entitled  to  vote  at  the  annual
                                   meeting if you own shares of common  stock of
                                   Southern  Security Life Insurance  Company at
                                   the close of  business  on August  26,  2004,
                                   which  is the  record  date  for  the  Annual
                                   Meeting. On the record date, 2,105,235 shares
                                   of common  stock of  Southern  Security  Life
                                   Insurance   Company  were   outstanding   and
                                   entitled to vote at the annual meeting.

Voting Information                 You will  have  one  vote  for each  share of
                                   common  stock  of  Southern   Security   Life
                                   Insurance Company that you own at the close of business on the record date. If your shares are held in street name by a broker, you will need to provide your broker with instructions on how to vote your shares.

                                   Before voting your shares of Southern Security Life Insurance Company stock, we encourage you to read the proxy statement in its entirety, including its appendices, and carefully consider how the merger affects you. Then, mail your completed, dated and signed proxy card in the enclosed return envelope, which requires no postage if mailed in the United States, as soon as possible so that your shares can be voted at the annual meeting. For more information on how to vote your shares, please refer to "General Information" and "Voting Securities" in the proxy statement, beginning on page __.

Stockholder Approvals Required     The  merger  will  be  completed  only if the
                                   Agreement  and  Plan  of   Reorganization  is
                                   adopted by the affirmative vote of a majority
                                   of  the  votes  entitled  to be  cast  by the
                                   stockholders (as of the record date),  voting
                                   together.  Abstentions  and broker  non-votes
                                   will have the same  effect as a vote  against
                                   approval  of  the   Agreement   and  Plan  of
                                   Reorganization. See "General Information" and
                                   "Voting Securities" in the proxy statement, beginning on page __.

Our Position as to the             The Board of Directors  of Southern  Security
Fairness of the Merger             Life Insurance  Company has  determined  that
                                   the Agreement and Plan of Reorganization  and
                                   the   transactions    contemplated   by   the
                                   agreement,    including   the   merger,   are
                                   advisable,  fair to and in the best interests
                                   of Southern  Security Life Insurance  Company
                                   and   its    stockholders,    including   the
                                   unaffiliated  stockholders.  Their  belief is
                                   based upon their  knowledge  and  analysis of
                                   available   information   regarding  Southern
                                   Security Life Insurance  Company,  as well as
                                   discussions with members of senior management
                                   of Southern Security Life Insurance  Company.
                                   Their  belief is also based on the  valuation
                                   report   prepared   by   Houlihan   Valuation
                                   Advisors, as described below, to estimate the
                                   fair  market  value of the shares held by our
                                   unaffiliated  stockholders  and the  Houlihan
                                   Valuation   Advisors'   opinion   as  to  the
                                   fairness of the merger to the unaffiliated stockholders.

Opinion of Houlihan Valuation      Pursuant to an engagement letter,  dated June
Advisors                           21, 2004,  the Board of Directors of Security
                                   National Financial  Corporation and the Board
                                   of  Directors  of  Southern   Security   Life
                                   Insurance Company retained Houlihan Valuation
                                   Advisors  to  prepare a  valuation  report to
                                   estimate the fair market value of the 490,816
                                   shares of common  stock of Southern  Security
                                   Life Insurance Company to be purchased in the
                                   transaction from the minority stockholders as
                                   of June 30,  2004,  and express an opinion as
                                   to the fairness to the minority  stockholders
                                   of Southern  Security Life Insurance  Company
                                   of the proposed purchase by Security National
                                   Life Insurance  Company of the 490,816 shares
                                   of common  stock of  Southern  Security  Life
                                   Insurance  Company,  assuming the transaction
                                   is completed as proposed.  Houlihan Valuation
                                   Advisors has  provided a fairness  opinion to
                                   the Board of Directors  of Security  National
                                   Financial    Corporation     and     Southern
                                   Security Life Insurance  Company as of August
                                   25,  2004.  The  executive   summary  of  the
                                   fairness  opinion  is  attached  to the proxy
                                   statement  as Appendix B. You are  encouraged
                                   to read the executive summary of the fairness
                                   opinion and to request and read the  Houlihan
                                   fairness   opinion   in  its   entirety   for
                                   description    of    procedures     followed,
                                   assumptions  made,   matters  considered  and
                                   limitations   undertaken   by   Houlihan   in
                                   connection with the opinion.

                                   Houlihan's written opinion is directed to the Board of Directors of Security National Financial Corporation and Southern Security Life Insurance Company and only addresses the fairness, from a financial point of view, to the holders of common stock of Southern Security Life Insurance Company, other than Security National Life Insurance Company and SSLIC Holding Company, of the $3.84 per share in cash to be paid to such holders in the merger. Houlihan's written opinion does not address the merits of the underlying decision of Southern Security Life Insurance Company to engage in the merger or any other aspect of the merger and does not constitute a recommendation to any stockholder as to how the stockholder should vote on any matter relating to the merger. Houlihan's opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Houlihan as of, the date of Houlihan's opinion. Houlihan assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

The Position of Security           National  Financial   Corporation,   Security
National Financial                 National  Life  Insurance  Company  and SSLIC
Corporation, Security              Holding Company and their respective Board of
National Life Insurance            Directors  believe  the merger is fair to the
Company and SSLIC Holding          unaffiliated    stockholders    of   Southern
Company as to the Fairness         Security Life Insurance Company. Their belief
of the Merger                      is based upon their knowledge and analysis of
                                   available   information   regarding  Southern
                                   Security Life Insurance  Company,  as well as
                                   discussions with members of senior management
                                   of Southern Security Life Insurance  Company.
                                   Their  belief is also based on the  valuation
                                   report   prepared   by   Houlihan   Valuation
                                   Advisors to estimate the fair market value of
                                   the   shares   held   by   the   unaffiliated
                                   stockholders   of  Southern   Security   Life
                                   Insurance Company and the Houlihan  Valuation
                                   Advisors' opinion as to the fairness of the merger to the unaffiliated stockholders.

Interest of Our Directors          In  considering  the  recommendations  of our
and Executive Officers             Board of Directors,  you should be aware that
in the Merger                      some  directors  and  executive  officers  of
                                   Southern Security Life Insurance Company have interests in the merger that are in addition to, and different from, your interests as a stockholder and that may present actual or potential conflicts of interest. The Board of Directors considered these interests when making its decision to approve the Agreement and Plan of Reorganization.

Merger Financing                   If the merger is completed,  the total amount
                                   of cash to be paid by Security  National Life
                                   Insurance Company to the holders of common stock of Southern Security Life Insurance
                                   Company  (except for Security  National  Life
                                   Insurance Company and SSLIC Holding Company) to purchase all of the 490,816 shares of common stock held by such stockholders is $1,884,733. These funds will come from cash on hand of Security National Life Insurance
                                   Company at the Crossroads Branch of Key Bank, located at 50 South Main Street, Suite 2007,
                                   Salt Lake City, Utah 84130.

Regulatory Approvals               Our  obligations  to complete  the merger are
                                   subject  to  obtaining  all   authorizations,
                                   consents,   orders   or   approvals   of  any
                                   governmental entity,  including the insurance
                                   departments  of the  states  of  Florida  and
                                   Utah,    necessary   for   the   transactions
                                   contemplated by the Agreement and Plan of Reorganization.

Appraisal Rights                   Holders of common stock of Southern  Security
                                   Life  Insurance  Company (other than Security
                                   National  Life  Insurance  Company  and SSLIC
                                   Holding  Company)  are  entitled to appraisal
                                   rights  under  Florida law if they follow the
                                   requirements specified in Section 607.1320 of
                                   the  Florida  Business  Corporation  Act.  We
                                   attached  a copy of Section  607.1320  of the
                                   Florida Business  Corporation Act as Appendix
                                   C to the proxy  statement.  Our obligation to
                                   complete the merger is  conditioned  upon the
                                   aggregate number of shares of common stock of
                                   Southern Security Life Insurance Company that
                                   the  holders  of  which  have   demanded  and
                                   perfected  their  demands  for  appraisal  of
                                   their   shares   in   accordance   with   the
                                   provisions of Section 607.1320 of the Florida
                                   Business  Corporation  Act, not exceeding 10%
                                   of the total number of shares of common stock
                                   of Southern  Security Life Insurance  Company
                                   outstanding   as  of  the  record  date.  See
                                   "Rights of Dissenting Stockholders" in the proxy statement, beginning on page ___.

Conditions                         The  obligations  of Security  National  Life
                                   Insurance Company,  SSLIC Holding Company and
                                   Southern Security Life Insurance Company to complete the proposed merger are subject to the satisfaction of the following conditions:

                                      o  The   approval   and  adoption  of  the
                                         Agreement and Plan of Reorganization by
                                         the  stockholders of Southern  Security
                                         Life Insurance Company;

                                      o  The   termination   or   expiration  of
                                         applicable  waiting  periods  under the
                                         Hart-Scott-Rodino             Antitrust
                                         Improvements  Act of 1976,  as amended,
                                         or  such  compliance  shall  have  been
                                         waived  by  the  governmental  agencies
                                         having authority to give such waiver;

                                      o  All authorizations, consents, orders or
                                         approvals  of any  governmental  entity
                                         (including the insurance departments of
                                         the   states  of   Florida   and  Utah)
                                         necessary    for    the    transactions
                                         contemplated  by the Agreement and Plan
                                         of   Reorganization   shall  have  been
                                         obtained;

                                      o  On  the  closing  date  the  dissenting
                                         shares of the common  stock of Southern
                                         Security  Life  Insurance  Company must
                                         not  exceed  10%  of  its   outstanding
                                         common shares;

                                      o  There  shall  not  be  instituted   any
                                         action or  proceeding  before any court
                                         or   governmental   agency   or   other
                                         regulatory   administrative  agency  or
                                         commission challenging the transactions
                                         contemplated  by the Agreement and Plan
                                         of Reorganization.

Termination                        Security  National Life Insurance Company and
                                   Southern Security Life Insurance Company can jointly agree to terminate the Agreement and Plan of Reorganization at any given time.

Item 2.    Subject Company Information.

         (a) Name and address. The name of the subject company is Southern Security Life Insurance Company. Its principal executive office is located at 755 Rinehart Road, Lake Mary, Florida 32746 and its telephone number is (407) 321-7113.

         (b) Securities. The class of securities that is the subject of the transaction is the common stock of Southern Security Life Insurance Company. As of June 30, 2004, there were outstanding 2,105,235 shares of common stock of Southern Security Life Insurance Company.

         (c) Trading market and price. The principal market on which the common stock of Southern Security Life Insurance Company is traded is the over-the-counter market. Trading information with respect to the shares of Southern Security Life Insurance Company is available through the National Association of Securities Dealers Automated Quotation (Nasdaq) System under the symbol "SSLI". On September 20, 2004, the last reported sale price of the common stock of Southern Security Life Insurance Company was $3.85 per share. The following are the high and low closing sale prices for the common stock of Southern Security Life Insurance Company during the calendar quarters indicated, as quoted in the Nasdaq system. The quotations represent prices between dealers in securities and do not include retail markups, markdowns or commissions and do not necessarily represent actual transactions.

    Period (Calendar Year)                                     Price Range
    ----------------------                                     -----------
                                                             High        Low
                                                             ----        ---
   2002
         First Quarter.....................................  3.50        3.01
         Second Quarter....................................  3.30        3.15
         Third Quarter.....................................  3.65        3.19
         Fourth Quarter....................................  4.25        3.21
   2003
         First Quarter.....................................  6.50        3.48
         Second Quarter....................................  4.47        3.41
         Third Quarter.....................................  3.70        3.10
         Fourth Quarter....................................  4.70        3.11
   2004
         First Quarter.....................................  4.75        3.22
         Second Quarter....................................  4.25        3.05
         Third Quarter (through September 20, 2004)........  3.85        3.10

         The above prices have been adjusted for the effect of stock dividends.

         (d) Dividends. Southern Security Life Insurance Company has never paid a cash dividend on its common stock. It currently anticipates that all of its earnings will be retained for use in the operation and expansion of its business and does not intend to pay any cash dividends on its common stock in the foreseeable future. Any future determination as to cash dividends will be depend upon the earnings and financial position of Southern Security Life Insurance Company and such other factors as the Board of Directors may deem appropriate. A 5% stock dividend on common stock was issued to the stockholders on May 1, 2002 and April 10, 2003. The stock dividends were declared on March 15, 2002 and March 21, 2003, respectively.

         (e) Prior public offerings. During the past three years, Southern Security Life Insurance Company has not made any underwritten public offering of common stock.

         (f) Prior stock purchases. During the past two years, there has been only one transaction by a Filing Person involving the purchase of common stock of Southern Security Life Insurance Company. On January 29, 2003, Security National Life Insurance Company purchased 36,331 shares of common stock of Southern Security Life Insurance Company at $3.48 per share.

Item 3.  Identity and Background of Filing Person.

         (a) Name and address. There are four Filing Persons as follows:

              (i) Southern Security Life Insurance Company, a Florida domiciled insurance company with its shares of common stock that are publicly held and currently trade on the Nasdaq SmallCap Market. The principal executive office of Southern Security Life Insurance Company is located at 755 Rinehard Road, Lake Mary, Florida 32746 and its telephone number is (407) 321-7113.

              (ii) Security National Financial Corporation, a Utah corporation with its shares of Class A common stock that are publicly held and currently trade on the Nasdaq Stock Market. Its principal executive office is located at 5300 South 360 West, Suite 250, Salt Lake City, Utah 84123 and its telephone number is (801) 264-1060;

              (iii) Security National Life Insurance Company, a Utah domiciled insurance company and wholly-owned subsidiary of Security National Financial Corporation. Security National Life Insurance Company currently owns 19.3% of the outstanding common shares of Southern Security Life Insurance Company. Its principal executive office is located at 5300 South 360 West, Suite 250, Salt Lake City, Utah 84123 and its telephone number is (801) 264-1060; and

              (iv) SSLIC Holding Company, a Utah corporation and wholly-owned subsidiary of Security National Life Insurance Company. SSLIC Holding Company currently owns 57.4% of the outstanding common shares of Southern Security Life Insurance Company. Its principal executive office is located at 5300 South 360 West, Suite 250, Salt Lake City, Utah 84123 and its telephone number is (801) 264-1060.

         (b) Business and background of entities. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Preliminary Proxy Statement is incorporated herein by reference.

         (c) Business and background of natural persons. Set forth below for each director and executive officer of Southern Security Life Insurance Company is his respective present principal occupation or employment, the name and principal business of the corporation or other organization of which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. During the past five years, none of the persons was convicted in a criminal proceeding or was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each person identified below is a United States citizen.

         George R. Quist has been Chairman of the Board and Chief Executive Officer of Southern Security Life Insurance Company since December 1998. He has served as President of Southern Security Life Insurance Company from December 1998 until July 2002. Mr. Quist has also served as Chairman of the Board and Chief Executive Office of Security National Financial Corporation since October 1979, and its President from October 1979 until July 2002. From 1960 to 1964, he was Executive Vice President and Treasurer of Pacific Guardian Life Insurance Company. From 1946 to 1960, he was an agent, District Manager and Associate General Agent for various insurance companies. Mr. Quist also served from 1981 to 1982 as the President of The National Association of Life Companies, a trade association of 642 life insurance companies, and from 1982 to 1983 as its Chairman of the Board.

         Scott M. Quist has been President of Southern Security Life Insurance Company since July 2002, its Chief Operating Officer since October 2001, and a director since December 1998. Mr. Quist served as First Vice President of Security National Financial Corporation from December 1998 to July 2002. Mr. Quist has also served as President of Security National Financial Corporation since July 2002, as its Chief Operating Officer since October 2001, and a director since May 1986. From 1980 to 1982, Mr. Quist was a tax specialist with Peat, Marwick, Mitchell, & Co., in Dallas, Texas. From 1986 to 1991, he was Treasurer and a director of the National Association of Life Companies, a trade association of 642 insurance companies until its merger with the American Council of Life Companies. Mr. Quist has been a member of the Board of Governors of the Forum 500 Section (representing small insurance companies) of the American Council of Life Insurance. He has also served as a regional director of Key Bank of Utah since November 1993. Mr. Quist is currently a director and past president of the National Alliance of Life Companies, a trade association of over 200 life companies.

         G. Robert Quist has been a director of Southern Security Life Insurance Company since April 1999 and its First Vice President and Secretary since March 2002. Mr. Quist has also served as First Vice President and Secretary of Security National Financial Corporation since March 2002. He has served as President and a director of Big Willow Water Company since 1987. He has also served as Secretary-Treasurer and a director of the Utah Cemetery Association since 1987.

         J. Lynn Beckstead Jr. has been a director of Southern Security Life Insurance Company since March 2002. Mr. Beckstead has also served as Vice President and a director of Security National Financial Corporation since March 2002. In addition, he is President of Security National Mortgage Company, an affiliate of Security National Financial Corporation, and has served in this position since July 1993. From 1990 to 1993, Mr. Beckstead was Vice President and a director of Republic Mortgage Corporation. From 1983 to 1990, Mr. Beckstead was Vice President and a director of Richards Woodbury Mortgage Corporation. From 1980 to 1983, he was a principal broker for Boardwalk Properties. From 1978 to 1980, Mr. Beckstead was a residential loan officer for Medallion Mortgage Company. From 1977 to 1978, he was a residential construction loan manager of Citizens Bank.

         Charles L. Crittenden has been a director of Southern Security Life Insurance Company since December 1998. Mr. Crittenden is also a director of Security National Financial Corporation and has served in this position since October 1979. Mr. Crittenden has been sole stockholder of Crittenden Paint & Glass Company since 1958. He is also an owner of Crittenden Enterprises, a real estate development company, and Chairman of the Board of Linco, Inc.

         Robert G. Hunter, M.D. has been a director of Southern Security Life Insurance Company since December 1998. Dr. Hunter is also a director of Security National Financial Corporation and has served in this position since October 1998. Dr. Hunter is currently a practicing physician in private practice. Dr. Hunter created the statewide E.N.T. Organization (Rocky Mountain E.N.T., Inc.) where he is currently a member of the Executive Committee. He is Chairman of Surgery at Cottonwood Hospital, a delegate to the Utah Medical Association and a delegate representing the state of Utah to the American Medical Association, and a member of several medical advisory boards.

         H. Craig Moody has been a director of Southern Security Life Insurance Company since December 1998. Mr. Moody is also a director of Security National Financial Corporation and has served in this position since September 1995. Mr. Moody is owner of Moody & Associates, a political consulting and real estate company. He is a former Speaker and House Majority Leader of the House of Representatives of the State of Utah.

         Norman G. Wilbur has been a director of Southern Security Life Insurance Company since December 1998. Mr. Wilbur is also a director of Security National Financial Corporation and has served in this position since October 1998. Mr. Wilbur worked for J.C. Penney's regional offices in budget and analysis. His final position was Manager of Planning and Reporting for J.C. Penney's stores. After 36 years with J.C. Penny's, he took an option of an early retirement in 1997. Mr. Wilbur is a past board member of Habitat for Humanities in Plano, Texas.

         Stephen M. Sill has been Vice President, Treasurer and Chief Financial Officer of Southern Security Life Insurance Company since March 2002. From 1998 to 2002, Mr. Sill was Vice President and Controller of Southern Security Life Insurance Company. He has also served as Vice President, Treasurer and Chief Financial Officer of Security National Financial Corporation since March 2002.
From 1997 to 2002, Mr. Sill was Vice President and Controller of Security National Financial Corporation. From 1994 to 2002, Mr. Sill was Vice President and Controller of Security National Life Insurance Company. From 1989 to 1993, he was Controller of Flying J, Inc. From 1978 to 1989, Mr. Sill was Senior Vice President and Controller of Surety Life Insurance Company. From 1975 to 1978, he was Vice President and Controller of Sambo's Restaurant, Inc. From 1974 to 1975, Mr. Sill was Director of Reporting of Northwest Pipeline Corporation. From 1970 to 1974, he was an auditor with Arthur Andersen & Co. Mr. Sill is a director and past president of the Insurance Accounting and Systems Association, a national association of over 1,300 insurance companies and associate members.

         (d) Not applicable.

Item 4.  Terms of the Transaction.

         (a)  Material Terms.

              (1) Not applicable.

              (2)(i) On August 25, 2004, Security National Financial Corporation through its wholly owned subsidiaries, Security National Life Insurance Company and SSLIC Holding Company, entered into an Agreement and Plan of Reorganization with Southern Security Life Insurance Company, a Florida domiciled insurance company. Security National Life Insurance Company and SSLIC Holding Company currently own 76.7% of the outstanding common shares of Southern Security Life Insurance Company. Upon completion of the Agreement and Plan of Reorganization, SSLIC Holding Company will be merged with and into Southern Security Life Insurance Company, which merger, if consummated, would result in (A) Southern Security Life Insurance Company becoming a wholly-owned subsidiary of Security National Life Insurance Company and (B) the stockholders of Southern Security Life Insurance Company (except for Security National Life Insurance Company and SSLIC Holding Company) becoming entitled to receive cash for their shares of common stock of Southern Security Life Insurance Company.

         If the proposed merger is completed, the separate existence of SSLIC Holding Company will cease as Southern Security Life Insurance Company will be the surviving corporation in the merger and will continue to be governed by the laws of the State of Florida, and the separate corporate existence of Southern Security Life Insurance Company, will continue unaffected by the merger. The shares of common stock owned by the stockholders of Southern Security Life Insurance Company (except for the shares of common stock owned by Security National Life Insurance Company and SSLIC Holding Company) immediately prior to the effective time of the merger will be exchanged for cash.

         The total amount of cash to be paid by Security National Life Insurance Company to the holders of common stock of Southern Security Life Insurance Company (except for Security National Life Insurance Company and SSLIC Holding Company), holding an aggregate of 490,816 shares of the common stock of Southern Security Life Insurance Company, pro rata to the respective share ownership, will be $3.84 per share of common stock, or an aggregate of $1,884,733. The 490,816 shares of the common stock that Security National Life Insurance Company has agreed to purchase from stockholders of Southern Security Life Insurance Company represent 23.3% of the outstanding shares of Southern Security Life Insurance Company, or all of the outstanding shares of Southern Security Life
Insurance Company, except for the shares of common stock held by Security National Life Insurance Company and SSLIC Holding Company.

         If the merger is completed, each share of the common stock of Southern Security Life Insurance Company issued and outstanding immediately prior to the effective time of the merger (except for shares of common stock held by Security National Life Insurance Company and SSLIC Holding Company) will, by virtue of the merger and without any action on the part of the stockholder thereof, automatically be canceled and converted into the right to receive cash in the amount equal to $3.84 per share. In addition, each holder of common shares of Southern Security Life Insurance Company immediately prior to the effective time of the merger (except for shares of common stock held by Security National Life Insurance Company and SSLIC Holding Company) will, by virtue of the merger and without any action on the part of such stockholder, cease being a stockholder of Southern Security Life Insurance Company and automatically receive cash in an amount equal to the number of shares of common stock held of record by such stockholder at such time multiplied by $3.84 per share.

         Southern Security Life Insurance Company has scheduled an annual meeting of stockholders to be held on November __, 2004, in which its stockholders will be asked to vote on the approval and adoption of the Agreement and Plan of Reorganization. In order to complete the merger, a majority of all the common shares entitled to vote on the proposal by the stockholders of Southern Security Life Insurance Company must vote to approve and adopt the Agreement and Plan of Reorganization.

         The obligations of Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company to complete the merger are subject to the satisfaction of the following conditions:

         o    The  approval  and   adoption  of  the   Agreement   and  Plan  of
              Reorganization by the stockholders of Southern Security Life Insurance Company;

         o The termination or expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or such compliance shall have been waived by the governmental agencies having authority to give such waiver;

         o All authorizations, consents, orders or approvals of any governmental entity (including the insurance departments of the states of Florida and Utah) necessary for the transactions contemplated by the Agreement and Plan of Reorganization shall have been obtained;

         o On the closing date the dissenting shares of the common stock of Southern Security Life Insurance Company must not exceed 10% of its outstanding common shares;

         o There shall not be instituted any action or proceeding before any court or governmental agency or other regulatory administrative agency or commission challenging the transactions contemplated by the Agreement and Plan of Reorganization.

         Security National Life Insurance Company and Southern Security Life Insurance Company can jointly agree to terminate the proposed Agreement and Plan of Reorganization at any given time. Either company may also terminate the agreement under other circumstances described in the Agreement and Plan of Reorganization.

              (ii) The total amount of cash to be paid by Security National Life Insurance Company upon completion of the merger to the holders of common stock of Southern Security Life Insurance Company (except for Security National Life Insurance Company and SSLIC Holding Company) holding an aggregate of 490,816 shares of the outstanding common stock of Southern Security Life Insurance Company, pro rata to their respective share ownership, is $3.84 per share of common stock, or a total of $1,884,733.

              (iii) The purpose of the transaction is to terminate the registration of the common stock of Southern Security Life Insurance Company under the Securities Exchange Act of 1934 (by reducing the number of stockholders of record of Southern Security Life Insurance Company to fewer than 300 stockholders) and the Nasdaq listing of the common stock, reduce expenses associated with such registration and listing, and provide the stockholders an opportunity to sell their shares at a premium in an illiquid trading market without incurring brokerage commissions. As a result of becoming a non-reporting company, Southern Security Life Insurance Company will no longer be required to file periodic reports with the SEC, including among other things, annual reports on Form 10-K and quarterly reports on Form 10-Q, and it will no longer be subject to the SEC's proxy rules. In addition, the common stock of Southern Security Life Insurance Company will no longer be eligible for trading on the Nasdaq SmallCap Market.

              (iv) In order to complete the transaction, a majority of all the common shares entitled to vote on the approval and adoption of the Agreement and Plan of Reorganization (including Security National Life Insurance Company and SSLIC Holding Company, which currently own 76.7% of the outstanding common shares of Southern Security Life Insurance Company) must vote to approve and adopt the Agreement and Plan of Reorganization.

              (v) There are no material differences in the rights of the stockholders of Southern Security Life Insurance Company, except that upon completion of the transaction, Security National Life Insurance Company will purchase for cash, at $3.84 per share, all of the outstanding common shares held by the stockholders of Southern Security Life Insurance Company, holding an aggregate of 490,816 shares (which represent 23.3% of the outstanding common shares of Southern Security Life Insurance Company), but not including the shares held by Security National Life Insurance Company and SSLIC Holding Company, which currently own 76.7% of the outstanding common shares of Southern Security Life Insurance Company.

              (vi) Not applicable.

              (vii) Not applicable.

         (b) Purchases. No securities are to be purchased from any officer, director or affiliate of Southern Security Life Insurance Company pursuant to the Agreement and Plan of Reorganization.

         (c) Different Terms. In the merger, each share of common stock of Southern Security Life Insurance Company issued and outstanding immediately prior to the effective date of the merger (except for the shares of common stock held by Security National Life Insurance Company and SSLIC Holding Company, representing 76.7% of the outstanding common shares of Southern Security Life Insurance Company) will be automatically canceled and converted into the right to receive cash in the amount of $3.84 per share. The shares of common stock of Southern Security Life Insurance Company owned by Security National Life Insurance Company and SSLIC Holding Company will continue to be held by these companies rather than automatically canceled and converted into the right to receive cash for each share.

         (d) Appraisal rights. Stockholders of Southern Security Life Insurance Company who do not vote in favor of the Agreement and Plan of Reorganization and who follow certain procedures have the right to dissent from, and obtain payment for, their shares in the event of the consummation of the merger. Any stockholder who wishes to dissent and demand payment for his shares in the event of consummation of the Agreement and Plan of Reorganization must comply with the requirements and procedures under the Florida Business Corporation Act relating to the rights of dissenting stockholders.

         The Florida Business Corporation Act relating to the rights of dissenting stockholders requires that Southern Security Life Insurance Company furnish to its stockholders information concerning the Agreement and Plan of Reorganization in order to enable a stockholder to evaluate the proposal and to determine whether or not to exercise dissenter's rights. A stockholder may assert these dissenting stockholder's rights only if (a) the stockholder delivers to Southern Security Life Insurance Company, before the vote is taken at the stockholders' meeting, a written demand for payment for his shares in the event the Agreement and Plan of Reorganization is consummated, and (b) the stockholder does not vote in favor of the Agreement and Plan of Reorganization. If a stockholder votes in favor of the Agreement and Plan of Reorganization, he will not be entitled to dissent and demand payment for his shares, and a dissenting vote on the Agreement and Plan of Reorganization will not satisfy the above requirement that a written demand for payment be delivered to Southern Security Life Insurance Company.

         Within 10 days after approval of the Agreement and Plan of Reorganization at the stockholders' meeting, Southern Security Life Insurance Company is required to give written notice of such consent or adoption of the merger to each stockholder who filed notice of intent to demand payment for his shares, except any who voted for the proposed action. Within 20 days after giving notice to such stockholder, any stockholder who elects to dissent is required to file with Southern Security Life Insurance Company a notice of such election and demand for payment of the fair value of his shares. Any stockholder failing to file such election to dissent within the 20-day period is bound by the terms of the Agreement and Plan of Reorganization. Any stockholder filing an election to dissent is required to deposit his certificates with Southern Security Life Insurance Company simultaneously with the filing of the election to dissent. Upon filing a notice of election to dissent, the stockholder shall thereafter be entitled only to payment, and shall not be entitled to vote or exercise any other rights as a stockholder of Southern Security Life Insurance Company.

         Within 10 days after the expiration of the period in which stockholders may file their notices of election to dissent, or within 10 days after such merger is effective, whichever is later (but in no case later than 90 days from the date of the stockholders' meeting), Southern Security Life Insurance Company is required to make a written offer to each dissenting shareholder who made demand to pay an amount it estimates to be the fair value of such shares. Such notice and offer shall be accompanied by the balance sheet of Southern Security Life Insurance Company as of the end of its fiscal year ended December 31, 2003, its income statement for the fiscal year ended December 31, 2003, and its latest interim financial statements. If within 30 days after making of such offer, any stockholder accepts the offer, payment of his shares shall be made within 90 days after making of such offer or the consummation of the merger, whichever is later. Upon payment of the agreed value, the dissenting stockholder will cease to have any interest in such shares.

         If Southern Security Life Insurance Company fails to make such offer within the period specified or if it makes the offer and any dissenting shareholder fails to accept the offer within the period of 30 days thereafter, then Southern Security Life Insurance Company, within 30 days of receipt of written demand from the dissenting stockholder given within 60 days after the date on which such merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county of Florida where Southern Security Life Insurance Company maintains a registered office requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting stockholder, as to whom Southern Security Life Insurance Company requests the court to make such determination, is entitled to receive payment for his shares. If Southern Security Life Insurance Company fails to institute the proceedings, any dissenting shareholder may do so in the name of Southern Security Life Insurance Company. All dissenting stockholders (whether or not residents of Florida), other than stockholders who have agreed with Southern Security Life Insurance Company as to the value of their shares, shall be made parties to the proceeding as an action against their shares.

         The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Southern Security Life Insurance Company shall pay each dissenting stockholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting stockholder shall cease to have any interest in such shares. Judgment, may at the discretion of the court, include a fair rate of interest, to be determined by the court.

         The court, in such appraisal proceedings, will determine all costs of the proceedings, including the reasonable compensation and expenses of the appraisers, if any, and experts employed by any party, but would exclude the fees and expenses of counsel for any party. If fair value of the shares as determined by the court materially exceeds the amount which Southern Security Life Insurance Company offered to pay for those shares, or if no offer was made, then all or any part of such expenses may be assessed against Southern Security Life Insurance Company.

         (e) Provisions for unaffiliated securityholders. The Filing Persons have made no provisions in connection with the merger to grant unaffiliated securityholders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

         (f) Eligibility for listing or trading. Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

         (a) Transactions. On December 26, 2003, Southern Security Life Insurance Company entered into a partially coinsurance agreement and a partially modified coinsurance agreement with Security National Life Insurance Company effective September 30, 2003. Southern Security Life Insurance Company ceded 50% of certain blocks of its universal life business to Security National Life Insurance Company. The total liabilities reinsured for this business on October 1, 2003 were $22,195,259. Southern Security Life Insurance Company received a ceding commission from Security National Life Insurance Company of $3,200,000 and will pay a risk charge to Security National Life Insurance Company of 1% of the outstanding coinsurance per calendar quarter. Southern Security Life Insurance Company placed investment grade bonds in a bank trust, the value of which equal the outstanding liabilities ceded to Security National Life Insurance Company. Security National Life Insurance Company is named as a beneficiary of the trust and the terms of the trust are such that Security National Financial Corporation will maintain investment grade bonds in the trust to equal the outstanding liabilities ceded to Security National Life Insurance Company. Under the partially coinsurance agreement and the partially modified coinsurance agreement, the coinsurance and the decrease in reserves are equal in amount. Under U. S. GAAP the coinsurance and the reserve decreases are netted since these are non-cash items, and Southern Security Life Insurance Company expects to recapture the coinsurance from future profits of the reinsured business. Southern Security Life Insurance Company has the right to recapture the business at any time after September 30, 2004 upon 90 days advance notice. As of December 31, 2003, the outstanding coinsurance amount was $3,075,137. Southern Security Life Insurance Company recorded as an expense the risk charge of $32,000 for the fourth quarter of 2003.

         (b) Significant corporate events. On August 25, 2004, Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company entered into the Agreement and Plan of Reorganization. Reference is made to the information set forth under the caption "Summary Term Sheet" in Item 1 above and the Agreement and Plan of Reorganization attached hereto as Exhibit (d)(1).

         (c) Negotiations or contracts. See response to Item 5(b) above.

         (e)  Agreements  involving  the  subject  company's   securities.   Not
applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (b) Use of securities acquired. If the merger is completed, each share of the common stock of Southern Security Life Insurance Company issued and outstanding prior to the effective time of the merger (except for shares of common stock held by Security National Life Insurance Company and SSLIC Holding Company) will automatically be canceled and converted into the right to receive cash in the amount equal to $3.84 per share. See also response to Item 4(2)(iii) above.

         (c) Plans. If the merger is completed, the separate existence of SSLIC Holding Company will cease as Southern Security Life Insurance Company will be the surviving corporation in the merger and will continue to be governed by the laws of the state of Florida, and the separate corporate existence of Southern Security Life Insurance Company will continue unaffected by the merger. See response to Item 4(a)(2)(i), (ii) and (iii) above.

         Except  as   otherwise   provided   in  the   Agreement   and  Plan  of
Reorganization, there are no plans, proposals or negotiations that would result in:

              (1)   Any   extraordinary   transaction,   such   as   a   merger,
reorganization or liquidation, involving Southern Security Life Insurance Company or its subsidiaries;

              (2) Any purchase, sale or transfer of a material amount of assets of Southern Security Life Insurance Company or any of its subsidiaries;

              (3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of Southern Security Life Insurance Company;

              (4) Any change in the present Board of Directors or management of Southern Security Life Insurance Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

              (5) Any other material change in the corporate structure or business of Southern Security Life Insurance Company.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         (a) Purposes. See response to Item 4(a)(2)(iii) above.

         (b) Alternatives. No alternative means were considered by Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company or Southern Security Life Insurance Company to accomplish the stated purposes of the transaction.

         (c) Reasons.  See  responses to Item 1 and Items  4(a)(2)(i),  (ii) and
(iii) above.

         (d)  Effects.  See  responses to Item 1 and Item  4(a)(2)(i),  (ii) and
(iii) above.

Item 8. Fairness of the Transaction.

         (a) Fairness. Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company each reasonably believe that the transaction is fair to the unaffiliated stockholders of Southern Security Life Insurance Company. No director of any of these companies dissented to or abstained from voting on the transaction.

         (b) Factors considered in determining fairness. Security National Financial Corporation and Southern Security Life Insurance Company have retained the firm of Houlihan Valuation Advisors to prepare a valuation report to estimate the fair market value of the 490,816 shares of the common stock of Southern Security Life Insurance Company to be purchased in the transaction from the minority stockholders as of June 30, 2004, Houlihan Valuation Advisors had also been requested to express an opinion as to the fairness to the minority stockholders of Southern Security Life Insurance Company of the proposed purchase by Security National Life Insurance Company of the 490,816 common shares, assuming the transaction is consummated as proposed.

         Houlihan Valuation Advisors provided a fairness opinion to Security National Financial Corporation and Southern Security Life Insurance Company dated August 25, 2004. In the fairness opinion, Houlihan Valuation Advisors expressed their opinion that the transaction as proposed in the Agreement and Plan of Reorganization is fair to the minority stockholders of Southern Security Life Insurance Company from a financial point of view, assuming that the transaction is consummated as proposed at a common share price of $3.84 per share, and that the minority stockholders are receiving adequate consideration in the transaction in exchange for the sale of their common stock.

         (c) Approval of security holders. The transaction is not structured so that approval of at least a majority of unaffiliated stockholders is required. In order to complete the merger, a majority of all the common shares entitled to vote on the proposal by stockholders of Southern Security Life Insurance Company must vote to approve and adopt the Agreement and Plan of Reorganization. Security National Life Insurance Company and SSLIC Holding Company own 76.7% of the outstanding common shares of Southern Security Life Insurance Company, and the unaffiliated stockholders own 23.3% of the outstanding shares of Security National Life Insurance Company.

         (d) Unaffiliated representative. No unaffiliated representative has been retained by a majority of directors of Southern Security Life Insurance Company who are not employees of the company to act solely on behalf of the unaffiliated stockholders of the company for purposes of negotiating the terms of the Agreement and Plan of Reorganization or preparing a report concerning the fairness of the transaction.

         (e) Approval of directors. The Agreement and Plan of Reorganization was approved by all of the directors of Southern Security Life Insurance Company who are not employees of the company.

         (f) Other offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         (a) Report, opinion or appraisal. Southern Security Life Insurance Company retained the firm of Houlihan Valuation Advisors to prepare a valuation report to estimate the fair market value of shares of common stock of Southern Security Life Insurance Company owned by its unaffiliated stockholders to be purchased in the transaction and to express an opinion as to the fairness to the unaffiliated stockholders of the transaction. See response to Item 8 above.

         (b) Preparer and summary of the report, opinion or report. Houlihan Valuation Advisors is a national firm with expertise in preparing valuation reports and fairness opinions in many kinds of corporate transactions, including merger transactions. Southern Security Life Insurance Company selected Houlihan Valuation Advisors to prepare the valuation report and fairness opinion because of its favorable national reputation and because it maintains an office in Salt Lake City, Utah where Security National Financial Corporation, Security National Financial Corporation and SSLIC Holding each maintain their principal executive offices. There has been no prior relationships during the past two years between Houlihan Valuation Advisors and Security National Financial Corporation,
Security National Life Insurance Company, SSLIC Holding Company or Southern Security Life Insurance Company.

         In this fairness opinion, Houlihan Valuation Advisors opine that the transaction as proposed in the Agreement and Plan of Reorganization is fair to the unaffiliated stockholders of Southern Security Life Insurance Company from a financial point of view, assuming that the transaction is consummated as proposed at a common share price of $3.84 per share, and that the unaffiliated stockholders are receiving adequate consideration in the transaction in exchange for the sale of their common stock. An executive summary of the fairness opinion dated August 25, 2004, by Houlihan Valuation Advisors is attached hereto as Exhibit (c)(1).

Item 10. Source and Amounts of Funds or Other Consideration.

         (a) Source of funds. If the merger is completed, the total amount of cash to be paid by Security National Life Insurance Company to the holders of common stock of Southern Security Life Insurance Company (except for Security National Life Insurance Company and SSLIC Holding Company) to purchase all of the 490,816 shares of common stock held by the unaffiliated stockholders is $1,884,733. These funds will come from the cash on hand of Security National Life Insurance Company.

         (b) Conditions. There are no material conditions or alternative financing arrangements or plans to the financing stated in the response to Item 10(a) above.

         (c) Expenses. The following table sets forth the expenses payable by Security National Life Insurance Company in connection with the merger transaction, whether or not the merger is completed (all amounts except the Securities and Exchange Commission filing fee are estimated):


              Filing fee - Securities and Exchange Commission .....   $    239
              Legal fees and expenses..............................     60,000
              Accounting fees and expenses.........................     15,000
              Financial advisory fee and expenses..................     20,000
              Printing and mailing costs...........................     17,500
              Miscellaneous........................................      5,000
                                                                      --------
                   Total expenses..................................   $117,739

         Southern Security Life Insurance Company has not paid any of these expenses and will not be responsible for the payment of any such expenses.

         (d) Borrowed funds. None of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the transaction.

Item 11.  Interest in Securities of the Subject Company.

         (a) Securities ownership. Security National Life Insurance Company beneficially owns 406,635 shares of common stock of Southern Security Life Insurance Company, or 19.3% of the outstanding common shares; and SSLIC Holding Company beneficially owns 1,207,784 shares of common stock of Southern Security Life Insurance Company, or 57.4% of the outstanding common shares. Reference is made to the information set forth in Item 3(a) above and under the caption
"Security Ownership of Certain Beneficial Owners and Management" in the Preliminary Proxy Statement attached hereto as Exhibit (a)(2).

         (b) Securities transactions. During the past 60 days, there have been no transactions in the common stock of Southern Security Life Insurance Company by Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company or Southern Security Life Insurance Company, or any executive officer, director, affiliate or subsidiary of any of these companies.

Item 12.  The Solicitation or Recommendation.

         (d) Intent to tender or vote in a going-private transaction. Security National Life Insurance Company and SSLIC Holding Company both intend to vote all of the common shares they own in Southern Security Life Insurance Company in favor of approval of the Agreement and Plan of Reorganization.

         (e) Recommendations of others. The information set forth under the captions "Our Position as to the Fairness of the Merger" and "The Position of Security National Financial Corporation, Security National Life Insurance Company and SSLIC Holding Company as to the Fairness of the Merger" in the Summary Term Sheet of Item 1 above is incorporated herein by reference.

Item 13.  Financial Information.

         (a) Financial information. The information set forth in the Preliminary Proxy Statement under the caption "Annual Report and Financial Statements" is incorporated herein by reference.

         (b) Pro forma information. Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or recommendations. There will be no persons or classes of persons or classes of persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction.

         (b) Employees and corporate assets. The information set forth in Item 10(c) above under "Expenses" is incorporated herein by reference.

Item 15.  Additional Information.

         The information set forth in the Preliminary Proxy Statement and the appendices thereto is incorporated herein by reference in its entirety.

Item 16.  Exhibits.

   Exhibit 19   (a)(2)   Preliminary  Proxy  Statement for the Annual Meeting of
                         Stockholders   of  Southern   Security  Life  Insurance
                         Company, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 8, 2004.

                (b)      Not applicable.

   Exhibit 20.1 (c)(1)   Fairness Opinion  Executive  Summary,  dated August 25,
                         2004,  by  Houlihan  Valuation  Advisors  (included  as
                         Appendix B to the  Preliminary  Proxy Statement for the
                         Annual  Meeting of  Stockholders  of Southern  Security
                         Life Insurance Company filed on September 8, 2004, and incorporated herein by reference.)

   Exhibit 10   (d)      Agreement and Plan of Reorganization,  dated August 25,
                         2004,  by  and  among   Security   National   Financial
                         Corporation,  Security National Life Insurance Company,
                         SSLIC  Holding  Company  and  Southern   Security  Life
                         Insurance  Company  (included  as  Appendix  A  to  the
                         Preliminary  Proxy  Statement for the Annual Meeting of
                         Stockholders   of  Southern   Security  Life  Insurance
                         Company filed on September 8, 2004, and incorporated herein by reference.)

                (e)      None.

   Exhibit 20.2 (f)      Florida  Business  Corporation  Act Sections  607.1301,
                         607.1302  and  607.1320  (included as Appendix C to the
                         Preliminary  Proxy  Statement for the Annual Meeting of
                         Stockholders   of  Southern   Security  Life  Insurance
                         Company filed on September 8, 2004, and incorporated herein by reference.)

                (g)      None.


                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated: September 24, 2004



                                       SOUTHERN SECURITY LIFE INSURANCE COMPANY



                                          By: /s/Scott M. Quist
                                             -----------------------------------
                                             Scott M. Quist, President and Chief
                                             Operating Officer



                                        SECURITY NATIONAL FINANCIAL CORPORATION



                                          By: /s/George R. Quist
                                             -----------------------------------
                                             George R. Quist, Chairman and Chief
                                             Executive Officer



                                        SECURITY NATIONAL LIFE INSURANCE COMPANY



                                          By: /s/George R. Quist
                                             -----------------------------------
                                             George R. Quist, Chairman and Chief
                                             Executive Officer



                                        SSLIC HOLDING COMPANY



                                          By: /s/George R. Quist
                                             -----------------------------------
                                             George R. Quist, Chairman and Chief
                                             Executive Officer





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